Exhibit 99.1

UNIVERSITY COLLEGE DUBLIN AND ELAN ANNOUNCE INITIATIVE TO CREATE LEADERSHIP IN BIOTECHNOLOGY

€3m Grant to Combine Business & Science Disciplines at UCD to Support Skills Development in Biotechnology Sector

DUBLIN, Dec 12, 2011 -- University College Dublin (UCD) and Elan Corporation plc, (NYSE: ELN) today announced an initiative designed to create a leadership position in the global biotechnology industry.  The cornerstone of this effort will be the establishment of Europe’s first interdisciplinary Chair in the ‘Business of Biotechnology’ which will sit at the intersection of the UCD Smurfit Graduate School of Business and the UCD College of Science. This integrated discipline will combine the study and application of rigorous business management with the sciences and the accelerating advancement of biology, computational applications and diagnostics.

The UCD Elan initiative is expected to run for at least seven years and will include, in addition to the newly established Chair, two new post-doctoral scholarships as well as an annual lecture series that highlights management leadership in the dynamic and ever changing world of biotechnology, on a global basis.  In addition, Elan will contribute to UCD's new Science Centre that is nearing completion.  The total Elan contribution is expected to be in excess of €3million.

"With Elan's broad and significant support, we hope to be a leader and substantial contributor to the development of the biotechnology sector on a global basis. From a UCD perspective, our goal is to help create leading edge approaches to the management of, and participation in, the "science process" which is the fundamental foundation to long-term success of the biotechnology sector," said Hugh Brady, president of UCD.

"Elan's commitment will enable us to fuse the best thinking and skills within the University, which includes our science, business and medical schools. We expect the creation of Europe’s first interdisciplinary chair in the ‘Business of Biotechnology’ to stimulate innovation right across campus," continued Dr. Brady.

"We are delighted to have the opportunity to work closely with the leadership and faculty of one of Europe's leading universities on this ground breaking initiative," said Kelly Martin, chief executive officer, Elan Corporation.
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"Rapid advancements in biology, computational application and diagnostics combined with the globalization of the biotechnology industry require future business leaders to have the skills and expertise to manage a portfolio of assets within the environment of a dynamic and ever changing risks/reward equation.  Future industry and company success will be defined by those with the ability to make good decisions within this integrated space."

"Business leaders will need to balance complex and multi-dimensional considerations such as patient requirements and personalized medicine which needs to take into account genetic markers and scientific discovery that can be accelerated by advancing approaches to drug discovery. The effective management of complex regulatory and legal frameworks, along with global pricing and reimbursement will also be a prerequisite to success."

Mr. Martin added, "As an Irish-based neuroscience biotechnology company that operates on a global scale, we understand the myriad opportunities and challenges as they are part of our every day journey. Navigating these complexities and combining the interdisciplinary decision making process across business, clinical and scientific disciplines will be essential for the long-term, future success of Elan."

"Our goal is to make tactical and strategic decisions that are consciously more integrated and analytically deeper than any of our global competitors.  By doing so, we will create a competitive advantage that will ultimately drive benefit to patients, employees, shareholders and partners."

"We, as a company, are committed to being leaders in the "how to" manage within the biotechnology industry perspective and are delighted in this instance to share both financial support and experience with UCD," concluded Mr. Martin.

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About UCD
UCD is Ireland's largest university with 25,000 students, including 30% of all international students in the country. UCD educates the largest number of science and engineering graduates in Ireland, including over 31% of the science and engineering PhDs in the country, making it the national leader in fourth-level education.  UCD has been ranked number one in research funding in Ireland for the last two years. Its research portfolio is particularly strong in biotechnology and includes the emerging area of systems biology.  UCD is currently constructing an iconic 67,000 m2 Science Centre for teaching and research - the largest science capital development project in the history of Irish third-level education.

In recent years, UCD has fostered over 250 industry partnerships and is the national leader in technology transfer and university spinouts.  Supported by the expertise of NovaUCD - the University's hub for knowledge transfer and commercialisation activities - many of these start-ups have gone on to develop new and game-changing products and services.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit www.elan.com
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SOURCE: Elan Corporation, plc:

For further information:

UCD

Media:	Eilis O’Brien	Tel:+353-1-716-1491 M: +353-87-2057125
Elan
Media:	Niamh Lyons	Tel:+353-1-709-4176
or
Investor Relations:	Chris Burns	Tel:+800-252-3526
or	David Marshall	Tel:+353-1-709-4444